IMPORTANT INFORMATION ENCLOSED
PLEASE READ AND VOTE YOUR BLUE PROXY TODAY

NOTICE OF MEETING
AND MANAGEMENT
INFORMATION CIRCULAR

Annual Meeting of Shareholders
Tuesday, May 11, 2010

YOUR VOTE IS IMPORTANT
VOTE YOUR BLUE PROXY TODAY.

179 John Street 8th Floor
Toronto, ON M5T 1X4
Canada

March 31, 2010

Dear fellow shareholder:

It’s important that you review this letter and the contents of the management information circular and vote the BLUE proxy in support of your board of directors, to protect your investment in Points.

NUMBERS TELL THE STORY

          It’s an exciting time to be an owner of Points International Ltd. (‘‘Points’’) and the numbers tell the story. From the growing rates of points and miles that consumers swap, earn, buy, gift, share and redeem, to our record top and bottom line results, a clear picture of the momentum behind Points is emerging. We published some of the highlights in our 2009 Annual Report, but the compelling story warrants repeating here:

          Earlier this year, we increased our revenue targets for 2010, from a prior range of US$60 million to US$70 million, to a new range of US$75 million to US$85 million. We also increased our EBITDA1 target for 2010 based on a margin of approximately three to five percent of revenue. In short, by driving new revenue growth and continuing to aggressively manage costs, we can deliver and maintain annual gross margins in the 20 to 30 percent range moving forward, resulting in EBITDA expansion well beyond the three to five percent levels expected in 2010. With new consumer services at our website, new loyalty partners and enhanced infrastructure scheduled to come on line in 2010, the quantitative story has qualitative icing on top.

____________________
1.

EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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I ALREADY SUPPORT WHAT’S HAPPENING AT POINTS. WHY MUST I VOTE MY PROXY?

          As owners of any public company, it’s important that shareholders exercise their democratic right to vote for individuals who will best support their interests on their board of directors. In Points’ case, it’s even more important that shareholders vote for the current directors that have overseen increasing momentum, because of the inherent risk involved when a public company appears to be on the brink of creating greater value for shareholders.

          We believe that Points’ true underlying value has not yet been reflected in the value of our shares.

          Impacting many companies, across various industries and geographies, the global economic downturn shocked both financial and stock markets. In many cases, reason-based decision making was replaced with fear, as shareholders witnessed incredible value destruction. While it appears a market recovery began last year, Points’ shares largely did not participate in this recovery. This is likely the result of a number of factors, including our relationship with a travel industry, that continues to evolve. On a year-to-date basis (as at the date of writing), however, our shares have dramatically outperformed both the S&P/TSX Composite and the S&P/TSX Small Cap indices in 2010.

          As a result of what we believe to be a temporary undervaluation, the market has seen opportunistic individuals and groups target public companies with hostile ‘‘proxy fights.’’ These attacks are essentially attempts by dissident groups to gain control of a company without paying its shareholders — the owners of the company — a premium that they would otherwise receive in a conventional transaction.

          While the playbook varies, dissidents will usually proceed on the premise that the shareholders of a company are not really tuned in to what is happening. Dissidents will often twist facts and hope to get just enough votes to take control of the company under the noses of reasoned investors.

          In fact, we recently received an indicative proposal, purportedly on behalf of a minority group of shareholders, seeking control of a majority of the board of directors. The proposal identified two proposed director nominees with an additional two to be named, but did not provide any information with respect to the proponents’ alternative business plans or strategy for Points going forward. Having considered the indicative, incomplete proposal and following discussions with its proponents, your board of directors determined that the proponents represented only a minority interest and that it would not be appropriate to simply give them effective control of your investment without a clear and convincing business plan and strategy and without securing a premium that shareholders would expect in exchange for control of their company.

     So, consistent with our approach to overseeing your investment in Points, we err on the side of caution. Our goal every year is to have as many of our shareholders as possible participate in the democratic process and to provide all of our shareholders with the information they require in this regard. As a shareholder of Points, it is important that you exercise your democratic right to vote for individuals that will best support your interests on the board of directors. We hope that you will be able to participate this year and support the qualified and experienced nominees discussed in the management information circular.

               It’s important that you take the time to review the management information circular and vote your BLUE proxy. Make no mistake — Points is well positioned and the business continues to gain momentum. It’s specifically because our business has such potential that it is critical you vote your BLUE proxy and protect your investment in Points.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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OUR FUTURE IS BRIGHT

          We are confident that Points will be able to continue the momentum of the past year and translate this into further growth. Key elements of our vision to create value for shareholders include:

  increased penetration into our partners’ loyalty program member base stemming from more accessible website and social marketing features designed to facilitate easier transactions for loyalty points;

  continued focus on high margin business growth opportunities stemming from principal-based partnerships;

  continued development of technology including an enhanced platform to allow for more developed relationships with existing loyalty partners; and

  further development of key new loyalty partner relationships, and introduction of increased functionality into previously unserviced/underserviced markets with high growth potential.

YOUR BOARD NOMINEES ARE EXPERIENCED AND QUALIFIED

          The nominees for the board set out in the management information circular have the skills, experience and relationships to provide you with continued strong and experienced leadership, to guide Points in the execution of its strategic vision and to build on our continuing momentum. These nominees bring together a wealth of experience in matters related to the development and oversight of loyalty programs, the operation of large and complex commercial businesses, the implementation of web-based commerce platforms and the marketing of new and innovative products and services.

          The management information circular contains information regarding the considerable expertise that each director brings to the board and I urge you to review this information. In particular, a new nominee this year, Michael Beckerman, brings a wealth of marketing experience that will be beneficial to the board. I also urge you to take a moment to review the governance section which highlights your board’s commitment to corporate governance best practices and our track record in this regard.

YOUR BOARD’S INTERESTS ARE ALIGNED WITH YOURS

          Every incumbent director nominee owns shares of Points. There are two reasons for this — to ensure that each director’s interests are aligned with the interests of the shareholders who they represent and because each of them believes in the vast potential of Points. In fact, I am the largest single shareholder in Points and I continue to increase my holdings.

          In everything that we do, shareholders’ interests are always your board’s primary consideration. You have tasked us with overseeing your investment in Points and creating value on your behalf. We take this responsibility very seriously and we believe that operating as transparently as possible is critical to maintaining the faith you have put in us. Thank you for your continued support.

DON’T DELAY. VOTE NOW TO PROTECT YOUR INVESTMENT IN POINTS

The annual meeting will take place at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010 at 9:00 a.m. (Toronto Time). We hope to see you there. If you will not be voting your proxy in person, please take the time to vote the enclosed BLUE proxy. Voting instructions can be found in the form of proxy, notice of meeting and on page 22 of the management information circular.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Kingsdale Shareholder Services at 1-888-518-6554.

Yours truly,

‘‘Bernay Box’’

Chairman of the Board of Directors,
Points International Ltd.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the annual meeting (the ‘‘Meeting’’) of shareholders of POINTS INTERNATIONAL LTD. (the ‘‘Corporation’’) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010, at 9:00 a.m. (Toronto Time) for the following purposes:

1.

to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2009 contained therein and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed; and

3.	to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration.

Your vote is important regardless of the number of shares you own.

Beneficial Shareholders

          If your common shares are held in a brokerage account or otherwise through an intermediary you are a ‘‘beneficial shareholder’’ and a Voting Instruction Form was mailed to you with this package. Only vote your BLUE Voting Instruction Form as follows:

Canadian Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Registered Shareholders

          If your common shares are held in your own name you are a ‘‘registered shareholder’’ and are requested to complete, sign, date and return the accompanying BLUE form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1, OR BY FAX TO 1-866-249-7775/416-263-9524 OR TO KINGSDALE SHAREHOLDER SERVICES INC. AT 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO M5X 1E2 OR BY FAX TO 1-866-545-5580/416-867-2271 IN EACH CASE TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON MAY 7, 2010, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW. Alternatively, visit www.investorvote.com and enter your 15 digit control number or call 1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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          If you have any questions, please contact our solicitation agent, Kingsdale Shareholder Services Inc., toll-free at 1-888-518-6554.

          The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and reference should be made thereto.

          Only shareholders of record at the close of business on March 23, 2010 will be entitled to vote at the Meeting.

          DATED at Toronto, Ontario this 31st day of March, 2010.

By Order of the Board of Directors

Rob MacLean Chief Executive Officer

v
For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
PROTECT YOUR INVESTMENT — VOTE YOUR BLUE PROXY‘

POINTS INTERNATIONAL LTD. MANAGEMENT INFORMATION CIRCULAR

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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POINTS INTERNATIONAL LTD.
MANAGEMENT INFORMATION CIRCULAR

          This management information circular (also referred to herein as the ‘‘Circular’’) is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the ‘‘Corporation’’ or ‘‘Points’’) of proxies to be used at the annual meeting (the ‘‘Meeting’’) of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010, at 9:00 a.m. (Toronto Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation’s board of directors (the ‘‘Board’’) has fixed the close of business on March 23, 2010 as the record date (the ‘‘Record Date’’), being the date for the determination of the shareholders entitled to notice of the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

          The Meeting has been called for the purposes of considering and voting on the annual business of the Corporation, which will include the election of directors to the Board.

          THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE THEIR SHARES IN FAVOUR OF DIRECTORS NOMINATED IN THE MANAGEMENT INFORMATION CIRCULAR.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

          This Circular (including the accompanying letter to shareholders) contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively ‘‘forward-looking statements’’). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA1, our gross margin outlook and statements regarding the launch schedule for the redesigned Consumer Hub at www.points.com. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

          Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. The launch schedule for the redesigned consumer portal is subject to project implementation risks and delays inherent to technology projects. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points’ annual information form, Form-20-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

          The forward-looking statements contained in this Circular are made as at the date of this Circular and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this circular, whether as a result of new information, future events or otherwise.

___________________
1.

EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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QUESTIONS & ANSWERS

WHO IS SOLICITING PROXIES?

          This Circular is furnished in connection with the solicitation of proxies by, or on behalf of, the management of the Corporation for use at the Meeting of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday May 11, 2010, at 9:00 a.m. (Toronto Time).

WHY IS IT IMPORTANT THAT I VOTE MY PROXY?

          Recently, the Board received an indicative proposal, purportedly on behalf of a minority group of shareholders, seeking control of a majority of the Board of Directors. The proposal identified two proposed director nominees with an additional two to be named, but did not provide any information with respect to the proponents’ alternative business plans or strategy for Points going forward. Having considered the indicative, incomplete proposal and following discussions with its proponents, the Board determined that the proponents represented only a minority interest and that it would not be appropriate to simply give them effective control of Points without a clear and convincing business plan and strategy and without securing a premium that shareholders would expect in exchange for control of the Corporation.

          As owners of any public company, it’s important that shareholders exercise their democratic right to vote for individuals who will best support their interests on their board of directors. In Points case, it’s even more important that shareholders vote for the current board that has overseen increasing momentum.

WHAT MATTERS WILL BE VOTED ON?

          The Board recommends that shareholders vote:

✓	FOR the nominees for director set out in this Circular.

Please see pages 6-11 for detailed information on each of the director nominees.

✓

FOR the appointment of Deloitte & Touche LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors.

WHO ARE THE DIRECTOR NOMINEES BEING PROPOSED BY MANAGEMENT?

          The director nominees consist of seven nominees, one of whom (Michael Beckerman) has not previously served on the Board. The nominees are:

Christopher J.D. Barnard
Michael Beckerman
Bernay Box
Douglas A. Carty
Bruce R. Croxon
T. Robert MacLean
John W. Thompson

          Mr. Beckerman was selected as a nominee to the Board following an extensive search conducted by the Board and management earlier this year, and is well qualified to serve as a director.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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WHY ARE THE DIRECTOR NOMINEES THE BEST CHOICE TO REPRESENT MY INTERESTS?

          This Circular contains information regarding the considerable skills, experience and relationships that each director nominee brings to the board. The nominees have a wealth of experience in matters related to the development and oversight of loyalty programs, the operation of large and complex commercial businesses, the implementation of web-based commerce platforms and the marketing of new and innovative products and services. In particular, a new nominee this year, Michael Beckerman, brings a wealth of marketing experience that will be beneficial to the Board.

          Every incumbent director nominee owns shares in the Corporation. There are two reasons for this — to ensure that directors’ interests are aligned with the interests of the shareholders who they represent and because each of these nominated directors believes in the vast potential of Points.

          The director nominees share a commitment to sound and effective governance to ensure that the interests of Points’ shareholders are protected. This commitment is reflected in Points’ corporate governance policies, a summary of which are set out in Schedule A to the Circular.

WHAT WERE SOME OF THE HIGHLIGHTS OF 2009 FOR POINTS?

          As discussed in Points’ 2009 Annual Report, and referenced in the Letter to Shareholders, the past year was one where the Corporation delivered record financial performance including continued revenue growth, a consistent track record of positive EBITDA and strong growth in miles/points transaction levels. This performance was accompanied by a continued focus on the enhancement of Points’ platform for future shareholder value creation.

          Key events of the past year included:

  Air France-KLM partnership to increase options for Flying Blue members

          Air France-KLM, Europe’s largest carrier, joined the network of loyalty programs partnered with Points. Points now takes a principal role and accepts greater responsibility in the operation of the Flying Blue Buy Miles service.

  Expanded partnership with US Airways DividendMiles

          In January 2010, Points announced a significant expansion and multi-year extension of its partnership with US Airways Dividend Miles .

  Renewal of partnerships with several existing loyalty programs

          Points successfully renewed partnerships with several leading loyalty programs, including American Airlines, Intercontinental Hotel Group, Lufthansa Airlines, Starwood Hotels, JetBlue and Hawaiian Airlines.

  Restructured relationship with Delta Air Lines

          Effective October 1, 2009, Delta Air Lines elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs previously operated by Points. In 2010, Points expects to relaunch its retail sale and transfer of SkyMiles services through a new distribution channel of sites not controlled by Delta Air Lines and including the Corporation’s Consumer Hub at Points.com. Points continues to operate a number of other services for Delta Air Lines.

  US partnership with Chase Ultimate Rewards

          In the fourth quarter of 2009, Points signed an agreement with Chase Card Services, the credit card division of J.P. Morgan Chase & Co, one of the largest financial services companies in the world. Under terms of the multi-year agreement, Points’ Exchange product will be leveraged to facilitate the transfer of loyalty currencies for U.S. cardmembers between Ultimate Rewards and its loyalty program partners, as well as enable new loyalty partnerships.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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  Expansion of participating programs on the Currency Exchange

          In 2009, Points expanded the roster of partners participating on the Currency Exchange to eleven including: Aeroplan , AirTran Airways A+ Rewards, Alaska Airlines Mileage Program, American Airlines AAdvantage , Continental Airlines OnePass , Delta SkyMiles , DISTANCIA, Frontier Airlines Early Returns , Icelandair Awards Points, Midwest Airlines Midwest Miles, and Priority Club Rewards.

          These important partnerships will allow Points to further expand its base of users and/or increase the options and services available to existing users.

          Alongside these important events, Points continued to make advances in key aspects of its technology platform, which it believes will have an extremely positive impact on its future operations. These advances included:

  Upgrade of technology platform

          A major focus of Points’ investment strategy for 2010 is to substantially enhance its technology platform to more efficiently drive and increase synergies between Points’ private branded Loyalty Currency Services and the Consumer Hub at Points.com.

  Redesign and rebrand of Consumer Hub at Points.com

          As Points is developing the new platform for its Loyalty Currency Services, it is simultaneously rearchitecting the consumer side of its business on Points.com. These changes are expected to be launched in 2010 and are expected to result in increased loyalty program member participation and transactions due to the increased accessibility and functionality provided by the redesigned platform.

  Rollout of enhanced distribution capability and social media functionality

          On August 7, 2009, Points launched its first iGoogle application that allows Points.com users access to core functionality through their personalized iGoogle page. In addition, the Corporation added Facebook Connect functionality. This increased accessibility and functionality is expected to result in increased user activity and transaction levels amongst existing Points users.

WHAT IS THE STRATEGIC VISION OF THE NOMINEES?

     The director nominees are committed to creating shareholder value by supporting the further development of Points’ business over the coming years, with a continued focus on:

  the continued development of high-margin business opportunities and principal partnerships that will be accretive to overall profitability;

  the recruitment and development of new loyalty partner relationships to expand Points’ reach and scope of services internationally;

  the strengthening of ties with existing loyalty partners to provide for increased interaction, functionality and transaction levels;

  the further strengthening of Points’ technology platforms to maximize the services available to partners and consumers; and

  the development of alternative means of consumer interaction including by way of web-based and social media focused marketing campaigns.

          As noted above, the director nominees are well suited to overseeing the executing of this vision and further enhancing shareholder value over the long term, building on current momentum to propel Points forward.

HOW WOULD YOU SUMMARIZE POINTS’ GROWTH STRATEGY?

          We continue to expect to grow Points by seeking out and developing new loyalty customer relationships on a high margin basis, increasing the level of integration and transaction volumes with existing partners and increasing the ease of interaction with consumer users and other partners via cost-efficient and effective technological platforms. As loyalty program usage increases amongst consumers and redemptions become more frequent, Points intends to present viable and efficient options for transactions to new groups of consumers (at new and existing loyalty partner programs) on a strong-footed technological platform that is able to facilitate these transactions. We believe that these strategies will allow Points to continue to expand its reach into the loyalty sector and increase shareholder value over the long term.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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WHY HAVE POINTS’ SHARES EXPERIENCED SUCH STRONG GROWTH RECENTLY?

          Points’ common shares have experienced a recent trend of positive upward growth, on a year-to-date basis (as at the date of writing), dramatically outperforming both the S&P/TSX Composite and S&P/TSX Small Cap indices. The Board believes that investors and potential investors are starting to recognize the Corporation’s momentum, realize the true potential of Points and are increasingly aware of the progress that has been made towards creating long term value for shareholders.

HOW DO I VOTE MY BLUE PROXY?

Beneficial Shareholders

          If your common shares are held in a brokerage account or otherwise through an intermediary you are a ‘‘beneficial shareholder’’ and a Voting Instruction Form was mailed to you with this package. Only vote your BLUE Voting Instruction Form as follows:

Canadian Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Registered Shareholders

          If your common shares are held in your own name, you are a ‘‘registered shareholder’’ and must submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by the offices of Computershare Trust Company of Canada Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775/416-263-9524, or to Kingsdale Shareholder Services Inc. at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2 or by fax to 416-867-2271 or toll-free 1-866-545-5580 no later than 9:00 a.m. (Toronto Time) on Friday, May 7th, 2010. Alternatively, visit www.investorvote.com and enter your 15 digit control number or call 1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

          If you have any questions, please contact our solicitation agent, Kingsdale Shareholder Services Inc., toll-free at 1-888-518-6554.

DON’T DELAY. VOTE NOW TO PROTECT YOUR INVESTMENT IN POINTS

The annual meeting will take place at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010 at 9:00 a.m. (Toronto Time). We hope to see you there. If you will not be voting your proxy in person, please take the time to vote the enclosed BLUE proxy. Voting instructions can be found in the form of proxy, notice of meeting and on this page above this box.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Kingsdale Shareholder Services at 1-888-518-6554.

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
PROTECT YOUR INVESTMENT — VOTE YOUR BLUE PROXY‘

BUSINESS OF THE MEETING
ELECTION OF DIRECTORS

A BOARD COMMITTED TO UNLOCKING SHAREHOLDER VALUE

          The Board believes that the six incumbent director nominees and the new nominee to the Board (Michael Beckerman) comprise a group of highly experienced business leaders. Each individual brings a complementary background to the Board and a commitment to help move Points to the next level. Mr. Beckerman was selected as a nominee to the Board following an extensive search conducted by the Board and management earlier this year, and is well qualified to serve as a director. It is the Board’s belief that the varied perspectives of each director benefits shareholders as stewardship of their investment is led by a holistic, experienced perspective. For more information regarding the qualifications of the nominated directors, please see ‘‘Biographies’’ below.

          Each of the incumbent director nominees hold or beneficially own common shares in the Corporation. Together, the incumbent director nominees beneficially own, directly or indirectly an aggregate of 15,761,487 common shares or approximately 10.5% of the Corporation’s outstanding common shares as at March 31, 2010. Director ownership of common      shares of the Corporation helps to ensure that director interests are aligned with those of shareholders.

     The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is seven and these directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed.

          Unless authority to do so is withheld, the common shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

          The following table provides certain background information with respect to each nominee for the Board.

Name Place of Residence	Director Since	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned	Independent Director	E-Commerce and/or Loyalty Program Experience
Christopher Barnard Ontario	May, 2007[1]	President, Points International Ltd. and Points.com Inc.	1,690,593		✓
Michael Beckerman Ontario	New Director Nominee	President, Ariad Custom Communications (February 2007–Present) Chief Marketing Officer, Bank of Montreal (April 2001–October 2006)	**	✓	✓
Bernay Box[2] Texas, U.S.A.	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd. (October 1991 to Present) Interim Chief Executive Officer and Chairman of Terra Nova Financial Group, Inc. (November 2009 to Present)	10,007,258[3]	✓	✓

For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
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Name Place of Residence	Director Since	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned	Independent Director	E-Commerce and/or Loyalty Program Experience
Douglas A. Carty[4] Illinois, U.S.A.	February, 2002	Trustee, Wajax Income Fund, a diversified distributor of mobile equipment, industrial components and power systems (May 2009 to present) Commercial Director — North America, First Group America (October 2007 to January 2008) President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 to October 2007) Executive Vice President and Chief Financial Officer and other positions, Laidlaw International Ltd., a transportation company (January 2003 to July 2006)	335,000	✓	✓
Bruce R. Croxon[5] Ontario	October, 2008	Investor and Advisor (June 2006 to present) Chief Executive Officer of Lavalife Inc. (formerly Interactive Media Group), a category leader and internationally recognized brand in the online dating industry (July 1988 to May 2006)	188,400	✓	✓
T. Robert MacLean Ontario	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	1,938,000		✓
John W. Thompson[6] Ontario	February, 2002	Member of the Governing Council, Sunnybrook Foundation (April 1999 to present) Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (September 1999 to October 2003)	1,602,236	✓	✓

Notes:

1.	Mr. Barnard previously served as a director of the Corporation from February, 2000 to April, 2005.
2.	Chairman of the Board and member of the Human Resources and Corporate Governance Committee.
3.	Mr. Box has beneficial ownership and shared control with Bonanza Capital, Ltd., Bonanza Master Fund, Ltd. and Bonanza Fund
Management, Inc. over 10,007,258 common shares.
4.	Chairman of the Audit Committee.
5.	Member of the Human Resources and Corporate Governance Committee.
6.	Chairman of the Human Resources and Corporate Governance Committee and member of the Audit Committee.
**	Mr. Beckerman intends to purchase shares following his election to the Board.

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Biographies

Christopher J.D. Barnard

          Mr. Barnard co-founded the Corporation in 2000 with Mr. MacLean. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is responsible for corporate strategy, consumer product development, corporate development, financing activities, and shares investor relations duties. Mr. Barnard has been instrumental in raising capital for the Corporation, including strategic investments from both CIBC Capital Partners and InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. Additionally, in 2004, he managed the acquisition of Points’ major competitor. Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties. He has also held various interim operating positions at the Corporation including Chief Financial Officer and Vice President of Product Development and Marketing. Since the fall of 2009, Mr. Barnard has been responsible for the redevelopment of the new Points.com consumer proposition including corporate rebranding, product development and marketing.

          In 1998, Mr. Barnard also co-founded Canada’s first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada’s most notable internet technology stories.

          Since 2002 Mr. Barnard has served on the Board of Directors of Telmetrics Inc. Telmetrics Inc. provides marketers, agencies & publishers across North America innovative call-measurement solutions to help them maximize the effectiveness of their marketing programs. Telmetrics tracks and analyzes consumer response to any direct response broadcast, online or print campaign that features a call-to-action response phone number. Telmetrics Inc. was named one of Canada’s 50 Best Managed Companies from 2003 - 2006.

          Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

          Mr. Beckerman’s sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

          His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE’s key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on Advertising, Promotions and Sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE’s European retail efforts.

          Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

          In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

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          Mr. Beckerman is currently the President of Ariad Custom Communications where they have enjoyed record growth since he took over this role three years ago. Ariad is a 70 person agency specializing in branding and on-line communications. They have won numerous domestic and International awards and Ariad was recently named as one of the Top Places to Work in Canada.

          Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

          Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Human Resources and Corporate Governance Committee.

          Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience. Bonanza Capital managed over half a billion dollars for some of the largest financial institutions, wealthiest families and most prestigious non-profit organizations in the country. Focusing on smaller capitalization companies, Bonanza earned a reputation for finding and investing in companies well before their intrinsic value became noticed by Wall Street.

          He is also the Interim CEO and Chairman of Terra Nova Financial Group in Chicago, Illinois.

          Mr. Box is a graduate of Baylor University.

Douglas A. Carty

          Mr. Carty is a long serving director of the Corporation and has been a leader and key advisor in the growth of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation’s Audit Committee.

          Mr. Carty is also a trustee of Wajax Income Fund and serves on Wajax’s Audit Committee and Human Resources and Compensation Committee.

          Mr. Carty’s most recent corporate experience was at Laidlaw International Inc. commencing in 2003 when he joined as Chief Financial Officer. Mr. Carty was one of two senior leaders hired to manage Laidlaw as it emerged from a three year financial restructuring. Mr. Carty and his senior colleagues were focused on the make-up of the Laidlaw portfolio of companies, ensuring that each had strong corporate strategies and leadership. This focus on strategic planning and leadership, along with a commitment to strong operations, resulted in Laidlaw’s stock moving from the $6 to $7 per share range, as it exited bankruptcy, to a $35.25 per share sale price when Laidlaw was sold to the First Group, a strategic buyer based in Aberdeen, Scotland. Along the way, Laidlaw made distributions of over half a billion dollars to shareholders in the form of share buy-backs and dividends.

          During Mr. Carty’s last 16 months at Laidlaw he served as President & CEO of Laidlaw’s largest and most profitable subsidiary, Laidlaw Education Services, the dominant school bus operation in North America. At the time, Laidlaw Education Services had $1.5 billion in revenue, 41,000 buses and 45,000 employees operating in 37 States and six of Canada’s Provinces.

          Prior to his position at Laidlaw, Mr. Carty served as Chief Financial Officer for Atlas Air, an air cargo company, and Canadian Airlines, a commercial passenger airline that was merged into Air Canada, Canada’s largest air carrier. At Canadian Airlines, Mr. Carty served as a senior leader on various financial reorganizations the airline undertook during the 1990’s. This included the April 1994 agreement between Canadian Airlines and American Airlines. American Airlines paid $246 million to acquire one third of Canadian Airlines, thereby acquiring 25% of the Calgary-based airline’s voting shares plus representation on its board of directors. In return, Canadian Airlines agreed to pay AMR (the parent company of American Airlines) $115 million a year for 20 years in return for use of AMR’s technological services, including accounting and reservations. This transaction was arranged in conjunction with a $200 million investment by employees through reduced wages. Mr. Carty was also a key leader in a financial restructuring in the late 1990’s, which coupled with improvements to the airline’s route structure, effectively led to the combination of Canadian Airlines and Air Canada.

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          Mr. Carty holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Richard Ivey School of Business) and a Bachelor of Arts (Honours) from Queen’s University.

D. Bruce Croxon

          Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation’s Human Resources and Corporate Governance Committee.

          Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

          Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. Mr. Croxon is an active member of the Young Presidents Organization, sits on the board of the Trans-Canada Trail and serves as the Chairman of Vida Spas, a chain of wellness spas with locations in British Columbia and Seattle, Washington.

T. Robert MacLean

          Mr. MacLean co-founded the Corporation with Mr. Barnard and has served as Chief Executive Officer of the Corporation since February 2000.

          As a founder of the organization, Mr. MacLean champions the vision for the Corporation’s revolutionary business, and directs an exceptional team of senior managers delivering impressive results. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. The Corporation has attracted partners with a combined member base of over 250 million and the Corporation’s private branded solutions have transacted more than fifty-five billion loyalty program points and miles.

          Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline’s award-winning Canadian Plus loyalty program. In that role, he led his team to double the program’s revenues in just two years, to over CDN$120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 100 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program. Mr. MacLean also served as Canadian Airline’s senior representative on the Oneworld Alliance’s Customer Loyalty Steering Committee.

          Since 2003, Mr. MacLean has served on the board of directors of Hope Air. Hope Air is the national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr MacLean has served as Chair of Hope Air’s Air Transportation Committee.

          Mr. MacLean is a graduate of Acadia University.

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John W. Thompson

          Mr. Thompson is a long serving director of the Corporation and has been an essential leader and trusted advisor in the growth of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

          Mr. Thompson has 28 years of executive experience with a range of private and public companies.

          From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

          Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada’s leading grocery chain, last serving as Executive Vice President and prior to that as Chief Financial Officer. As Executive Vice President, Mr Thompson’s responsibilities, among many others, included responsibility for President’s Choice, one of the largest, most recognised and most profitable brands in Canada.

          Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada’s finest concert venues.

          Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant.

Additional Information Regarding Nominees

          In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation (‘‘Canadian’’). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (‘‘Atlas’’) and held this position until January 2003. Approximately six months after Mr. Carty’s resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged. In January 2003, Mr. Carty joined Laidlaw Inc. when the company was in bankruptcy protection. Pursuant to a plan of reorganization, the company emerged from bankruptcy in June 2003 and continued as Laidlaw International, Inc.

APPOINTMENT OF AUDITORS

          Management proposes to nominate Deloitte & Touche LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

          A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2009 has been provided to the shareholders of the Corporation.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          The objectives of the Corporation’s compensation program for the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the ‘‘NEOs’’) are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation’s shareholders, (iii) establish an objective connection between NEO compensation and the Corporation’s financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

          The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

          Base salaries are considered an essential element in attracting and retaining the Corporation’s senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation’s recent financial and business performance, (iii) recent individual performance, and (iv) retention.

          Median salary levels are determined by a benchmarking process that utilizes survey data provided by a reputable and experienced consulting firm. In performing the benchmarking, the Corporation considers survey data for high technology companies in the Greater Toronto Area with comparable numbers of employees and revenues.

          Corporate and personal performance is assessed using the same criteria discussed below for the Corporation’s short-term incentive plan.

          Base salaries are reviewed annually and any increase to the CEO’s base salary must be approved by the Human Resources and Corporate Governance Committee. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

          The Corporation’s short-term incentive program provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of the NEOs with the interests of the Corporation which are represented by objective operational and financial goals. The bonus program is also designed to motivate NEOs to achieve personal goals that will benefit the Corporation’s operations and its execution of corporate strategy.

          For 2009, the short-term incentive program was comprised of two bonus plans: a standard bonus plan that rewarded personal and corporate performance, and a stretch bonus plan that rewarded financial performance over and above the Corporation’s revenue targets.

          In light of corporate performance, the Human Resources and Corporate Governance Committee determined that no bonuses should be awarded to the NEOs for 2009.

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Long-Term Incentives

          The Corporation’s long-term incentive compensation for NEOs is provided through stock option grants under the Corporation’s Option Plan (defined and discussed below under the section ‘‘Securities Authorized for Issuance under Equity Compensation Plans’’). Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

          Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each NEO’s level of responsibility and personal performance. Previous grants of stock options to a NEO are taken into account when considering new grants.

          Standard stock option awards under the Option Plan are granted at market value (the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately on the trading day prior to the grant date), vest in equal parts over three years and expire on the fifth anniversary of the grant date. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

Performance Graph

          The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2004.

          NEO compensation increased in a modest fashion from 2005 to 2006 as a result of inflation and growth of the Corporation’s operations and revenues. In 2007, the common share price saw significant growth in excess of the small cap and composite TSX indices, and executive compensation was increased to reward the Corporation’s performance. In 2008, the common share price saw a significant decline. As a result of the performance in 2008, the NEOs received no increase in base salary for 2009 and significantly reduced bonuses for 2008 performance relative to 2007. In 2009, the common share price remained at a low level and as a result the NEOs received no increase in base salary for 2010 and no bonus for 2009 performance.

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Summary Compensation Table

          The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2008 and December 31, 2009.

Name, Principal Position	Fiscal Year	Salary[1] ($)	Option-based awards[2] ($)	Annual non-equity incentive plan compensation[3] ($)	Total compensation($)
Robert MacLean, Chief Executive Officer	2009 2008	334,334 358,829	31,842 103,689	Nil 35,873[4]	366,175 498,391
Christopher Barnard, President	2009 2008	241,952 259,679	15,921 51,844	Nil 24,486[4]	257,873 336,009
Anthony Lam, Chief Financial Officer	2009 2008	202,360 217,186	13,798 38,019	Nil 18,136[4]	216,158 273,341
Peter Lockhard, Senior Vice President, Product	2009 2008	211,158 226,629	13,798 44,932	Nil 19,912[4]	224,956 291,473
David Simons,[5] Chief Technology Officer	2009	93,345	33,151	Nil	126,496

Notes:

1.	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average monthly exchange rate for the year in which they were paid.

2.

Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.

Bonus amounts for fiscal year performance are paid in the first quarter of the following year. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for the fiscal year for which the bonuses were paid. No bonuses were paid to the NEOs for 2009.

4.

Target bonus levels for 2008 were reduced for that year only as follows: Mr. MacLean’s target bonus was reduced from 80% to 55%, and Messrs. Barnard, Lam and Lockhard’s target bonus was reduced from 40% to 33%.

5.	Mr. Simons was hired in July of 2009 with an annual salary of CDN$220,000 and received a standard stock option grant of 200,000 options upon hiring.

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Outstanding Option-Based Awards for the Financial Year Ended December 31, 2009

          The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2009. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options[1] ($)
Robert MacLean	140,000 175,000 200,000 166,500 166,500 317,000 150,000 200,000	0.85 0.74 1.23 1.40 1.80 1.23 1.81 0.46	May 10, 2010 May 10, 2011 May 8, 2012[2] May 8, 2012[2] May 8, 2012[2] May 8, 2012[2] May 6, 2013 February 17, 2014	Nil Nil Nil Nil Nil Nil Nil Nil
Christopher Barnard	80,000 75,000 75,000 134,000 166,500 166,500 283,000 75,000 100,000	0.85 0.74 0.90 1.23 1.40 1.80 1.23 1.81 0.46	May 10, 2010 May 10, 2011 January 24, 2012 May 8, 2012[2] May 8, 2012[2] May 8, 2012[2] May 8, 2012[2] May 6, 2013 February 17, 2014	Nil Nil Nil Nil Nil Nil Nil Nil Nil
Anthony Lam	200,000 55,000 86,667	1.12 1.81 0.46	May 8, 2012 May 6, 2013 February 17, 2014	Nil Nil Nil
David Simons	200,000	0.37	August 21, 2014	4,766
Peter Lockhard	50,000 125,000 65,000 86,667	0.74 0.90 1.81 0.46	May 10, 2011 January 24, 2012 May 6, 2013 February 17, 2014	Nil Nil Nil Nil

Notes:

1.

Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2009.

2.

In May of 2007, the Corporation’s CEO and President were granted certain non-standard stock option awards. These awards were priced above the market value of the common shares and the vesting of one of the grants was tied to the performance of one of the Corporation’s strategic projects.

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Incentive Plan Awards — Value Vested or Earned During the Financial Year Ended December 31, 2009

          The following table sets forth the value of stock option awards that vested and the non-equity incentive plan compensation earned during December 31, 2009.

Name	Option-based awards — Value vested during the year[1] ($)	Non-equity incentive plan compensation — Value earned during the year[2] ($)
Robert MacLean	Nil	Nil
Christopher Barnard	Nil	Nil
Anthony Lam	Nil	Nil
David Simons	Nil	Nil
Peter Lockhard	Nil	Nil

Notes:

1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

2.	No bonuses were paid to the NEOs for 2009 performance.

Termination and Change of Control Benefits

          In the event the employment of an NEO (other than Mr. Barnard) is terminated by the Corporation without cause and without notice, the Corporation is required to pay the NEO 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation’s standard bonus plan (i.e. 80% of salary for Mr. MacLean and 40% of salary for the other NEOs, other than Mr. Barnard). Upon termination of employment of an NEO (other than Mr. Barnard) for any reason other than cause, the NEO is entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options accelerate by a period of 12 months. All outstanding NEO options vest immediately upon any change of voting control of the Corporation.

          In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary (reflecting 12 months base salary plus 100% of his potential bonus). In cases other than a change in voting control of the Corporation, Mr. MacLean’s outstanding stock options accelerate by a period of 12 months.

          In the event that Mr. Barnard’s employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard’s employment for any reason other than cause, all of Mr. Barnard’s outstanding stock options vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law.

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          The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2009.

Name	Triggering Event	Total ($)	Severance ($)	Stock Options[1] ($)
Robert MacLean	Term. w/o Cause/Notice Change of Control	601,801 601,801	601,801 601,801	Nil Nil
Christopher Barnard	Term. w/o Cause/Notice Change of Control	241,952 241,952	241,952 241,952	Nil Nil
Anthony Lam	Term. w/o Cause/Notice Change of Control	283,304 Nil	283,304 Nil	Nil Nil
Peter Lockhard	Term. w/o Cause/Notice Change of Control	295,621 Nil	295,621 Nil	Nil Nil
David Simons	Term. w/o Cause/Notice Change of Control	272,576 4,766	272,576 Nil	1,589 4,766

Note:

1.

Calculated for all vested options assuming such options were exercised and sold on December 31, 2009. Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2009.

Compensation of Directors During the Financial Year Ended December 31, 2009

          Directors who are not also executive officers (‘‘Outside Directors’’) are paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer Chair (CDN$)	Annual Retainer Non Chair (CDN$)	Per Meeting Fee (CDN$)
Board of Directors	56,000	22,000	1,250
Audit Committee	18,000	5,900	1,250
Human Resources and Corporate Governance Committee	11,000	3,800	1,250

          Outside Director compensation is paid in cash and in stock option grants. Per meeting fees are paid entirely in cash. Annual retainer fees are paid 50% in cash and 50% in stock options under the Option Plan with standard terms (i.e. equal vesting over three years and five year expiration). The option component of the compensation is granted annually in advance during the first quarter of the Corporation’s fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation.

         Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

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Director Compensation Table for the Financial Year Ended December 31, 2009

          The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2009.

Name	Fees earned[1] ($)	Option-based awards[2] ($)	Total compensation[3] ($)
Stephen K. Bannon[4]	Nil	Nil	Nil
Bernay Box	17,338	7,639	24,977
Douglas Carty	27,643	16,086	43,730
Bruce Croxon	23,651	10,376	34,027
John Thompson	34,995	15,644	50,639

Notes:

1.

Calculated as the director fees paid for meeting attendance and the cash portion of retainer fees for participation occurring in 2009. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.

2.

Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 calculated using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the Common Share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.	Does not include amounts paid in reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings in person.

4.	Mr. Bannon agreed not to be paid any retainers or meeting attendance fees for his 2009 Board participation.

Outstanding Director Option-Based Awards for the Financial Year Ended December 31, 2009

          The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2009. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (Date)	Value of unexercised in-the-money options[1] ($)
Stephen K. Bannon	1,000,000 500,000	1.07 1.80	February 14, 2012 February 14, 2012[2]	Nil Nil
Bernay Box	46,089	0.37	August 21, 2014	1,098
Douglas Carty	100,000 111,732 250,000 99,502	1.68 0.90 0.90 0.46	August 14, 2012 October 9, 2013[2] October 9, 2013[3] February 17, 2014	Nil Nil Nil Nil
Bruce Croxon	18,017 64,179	0.90 0.46	October 9, 2013[2] February 17, 2014	Nil Nil
John Thompson	100,000 108,659 125,000 96,766	1.68 0.90 0.90 0.46	August 14, 2012 October 9, 2013[2] October 9, 2013[3] February 17, 2014	Nil Nil Nil Nil

Notes:

1.	Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share.

2.	Granted at an exercise price that exceeded the grant date market value

3.

On October 9, 2008, Messrs. Carty and Thompson were granted an option award in recognition of past service to the Board. These options were granted at an exercise price that exceeded the grant date market value and vest in full when they cease to be a director of the Corporation for any reason.

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Director Incentive Plan Awards — Value Vested or Earned During the Financial Year Ended December 31, 2009

          The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2009.

Name	Option-based awards — Value vested during the year ($)
Stephen K. Bannon	Nil
Bernay Box	Nil
Douglas Carty	Nil
Bruce Croxon	Nil
John Thompson	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options (CDN$)	Number of common shares remaining available for future issuance under equity compensation plans (#)
Option Plan[1]	9,215,031	1.11	1,972,651

Note:

1.

Table amounts are calculated as of December 31, 2009. The Option Plan was approved by the shareholders of the Corporation. Options issued under the Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan.

Summary of the Corporation’s Stock Option Plan

          The Corporation maintains a stock option plan (the ‘‘Option Plan’’), intended to provide certain directors, officers, key employees and service providers (‘‘Participants’’) with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Option Plan and the incentive provided thereby is an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increases the ability of the Corporation to attract and retain individuals of exceptional skill.

          The maximum number of common shares issuable under the Option Plan is 18,000,000, representing 12% of the currently outstanding common shares. As of the date hereof: (i) 6,812,318 common shares, representing 4.5% of the currently outstanding common shares, have been issued under the Option Plan in respect of exercised options; (ii) the total number of common shares issuable pursuant to outstanding options is 11,103,077, representing 7.4% of the currently outstanding common shares; and (iii) 84,605 common shares, representing less than 1% of the currently outstanding common shares, are available for grant under the Option Plan.

          The number of common shares issuable to insiders, at any time, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding common shares. In addition, the number of common shares reserved for options granted to any one person at any time shall not exceed 5% of the outstanding common shares.

          The exercise price of options issued under the Option Plan are fixed by the Board at 100% of the ‘‘Market Value’’ or such higher amount as the Board may determine appropriate. ‘‘Market Value’’ is defined as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

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          The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board has typically set a five year term. The typical vesting schedule is set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board has set different vesting periods or conditions including performance based vesting conditions. Options granted to directors and officers (including the NEOs) vest immediately upon a change of control of the Corporation.

          Generally, where an employee is terminated for cause or voluntarily resigns, their options terminate immediately upon the termination of the employment. In most other circumstances, a Participant’s options will terminate 90 days after ceasing to be an officer, director, employee or service provider. Options may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

          The Board may discontinue the Option Plan at any time without the consent of the Participants.

          The Board may amend the Option Plan or any option outstanding at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:

(a)

a change in the process by which a Participant who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(b)	a change to the identity of the Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted);

(c)	a change to the termination provisions for the Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Option Plan;

(d)	a change to the terms of the Option Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise options;

(e)	a change to provisions on the transferability of options for normal estate settlement purposes;

(f)	the additional of a cashless exercise feature, payable in cash or securities;

(g)	housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and

(h)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

          Notwithstanding the foregoing, the following amendments to the Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation:

(a)	increasing the number of common shares that can be issued under the Option Plan;

(b)	reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

(c)

amending the Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option;

(d)	changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and

(e)	extending the term of an option held by an insider;

unless the change results from application of the anti-dilution provisions of the Option Plan.

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INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Aggregate Indebtedness of Current and Former Executive Officers, Directors and Employees ($)[1]
Purpose	To the Corporation or its Subsidiaries
Other	40,372

Note:
1.	As at the date of this Circular.

          As at the date of this Circular and during the Corporation’s most recently completed financial year, no director, proposed nominee for election as a director or executive officer of the Corporation (or any associate of such individuals) was indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is, or at any time during the Corporation’s financial year ended December 31, 2009 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

          The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

          A description of the Corporation’s approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

SHAREHOLDER PROPOSALS

          Pursuant to Section 137 of the Canada Business Corporations Act (‘‘CBCA’’), any notice of a shareholder proposal intended to be raised at the Meeting must have been submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 26, 2009 to be considered for inclusion in this Circular.

          It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

          This Circular is furnished in connection with the solicitation by, or on behalf of, the management of the Corporation of proxies to be used at the Meeting of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11th, 2010, 2010, at 9:00 a.m. (Toronto Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Board has fixed the close of business on March 23, 2010 as the Record Date, being the date for the determination of the shareholders entitled to notice of the Meeting, and any adjourned or postponement thereof. It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. In some instances, the Corporation has distributed copies of the Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively ‘‘Intermediaries’’, and each an ‘‘Intermediary’’) for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries (‘‘Non-registered Shareholders’’). The Intermediaries are required to forward the Meeting Materials to Non-registered Shareholders.

          The Corporation has retained the services of Kingsdale Shareholder Services Inc. (‘‘Kingsdale’’), as proxy solicitation agent, for assistance in connection with the solicitation of proxies and anticipates paying a fee to Kingsdale of approximately CDN$40,000. The cost of the solicitation will be borne directly by the Corporation. Interested shareholders of the Corporation in North America may contact Kingsdale Shareholder Services Inc. at 1-888-518-6554.

Voting of Proxies

Beneficial Shareholders

          If your common shares are held in a brokerage account or otherwise through an intermediary you are a ‘‘beneficial shareholder’’ and a Voting Instruction Form was mailed to you with this package. Only vote your BLUE Voting Instruction Form as follows:

Canadian Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Registered Shareholders

          If your common shares are held in your own name you are a ‘‘registered shareholder’’ and are requested to complete, sign, date and return the accompanying BLUE form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1, OR BY FAX TO 1-866-249-7775/416-263-9524 OR TO KINGSDALE SHAREHOLDER SERVICES INC. AT 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO M5X 1E2 OR BY FAX TO 1-866-545-5580/416-867-2271 IN EACH CASE TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON MAY 7, 2010, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW. Alternatively, visit www.investorvote.com and enter your 15 digit control number or call 1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

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Appointment and Revocation of Proxies

          The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

          A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

          A beneficial shareholder desiring to appoint some other person, who need not be a Shareholder, to represent him or her at the Meeting, may do so by visiting www.proxyvote.com and entering his or her 12 digit control number and inserting such name in the blank space provided or by contacting his or her Intermediary to determine the necessary steps to accomplish this.

          A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or Kingsdale Shareholder Services Inc. at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, so that it arrives at any time up to and including the last Business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

          The common shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the shareholder on any ballot that may be called for in connection with the election of directors or appointment of auditors, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; and (ii) FOR the appointment of Deloitte & Touche LLP as auditors.

          The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Quorum and Record Date

          The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the

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Meeting. The Board has fixed the close of business on March 23, 2010 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

          As of March 23, 2010, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 149,820,940 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

          As at the date of this Circular, to the knowledge of the Corporation, its directors or officers, no person owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

ADDITIONAL INFORMATION

          The Corporation’s financial information is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2009. Information concerning the Corporation’s Audit Committee may be found in the Corporation’s Annual Information Form under the heading ‘‘AUDIT COMMITTEE’’. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov

          Upon request made to the Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation’s most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation’s most recently filed comparative annual financial statements, together with the report of the Corporation’s auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation’s Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

          The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

          DATED as at March 31, 2010.

Rob MacLean
Chief Executive Officer

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

          The Corporation’s corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation’s Disclosure
Board of Directors
Disclose the identity of directors who are independent. Disclose the identity of directors who are not independent, and describe the basis for that determination.	Messrs. Stephen K. Bannon, Bernay Box, Douglas Carty, John Thompson and Bruce Croxon are independent directors. Messrs. Robert MacLean and Christopher Barnard are not independent directors because they are the CEO and President of the Corporation, respectively.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors are independent.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Bannon is a director and Chairman of Genius Products Inc., a reporting issuer in the United States.

Mr. Box is a director and Chairman of the Board of Terra Nova Financial Group, Inc., a reporting issuer in the United States.

Mr. Carty is a trustee of Wajax Income Fund, a reporting issuer in Canada.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The Audit Committee holds an in camera session at every regularly scheduled meeting and the Human Resources and Corporate Governance Committee holds frequent in camera sessions at its meetings.

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Disclosure Requirement	Corporation’s Disclosure
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Mr. Box is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

•	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

•	promoting cohesiveness among the directors; and

•	being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.
Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

The Chairman shall be satisfied that the information requested by any director is provided and meets the needs of that director.

Meetings of the Board

In connection with meetings of the directors, the Chairman shall be responsible for the following:
•	scheduling meetings of the directors;

•	coordinating with the chairmen of the committees of the directors to schedule meetings of the committees;

•

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

•	setting the agenda for meetings of the Board;

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Disclosure Requirement	Corporation’s Disclosure
	•	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;

	•	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

	•	presiding over meetings of the directors; and

	•	encouraging free and open discussion at meetings of the Board.
Meetings of Shareholders The Chairman shall preside over meetings of Points’ shareholders. Other Responsibilities The Chairman shall perform such other functions:
•	as may be ancillary to the duties and responsibilities described above; and

•	as may be delegated to the Chairman by the Board from time to time.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Attendance Record of current directors for 2009:

Stephen Bannon — 5 of 5 Board meetings and 6 of 9 committee meetings

Christopher Barnard — 5 of 5 Board meetings

Bernay Box — 3 of 3 Board meetings and 2 of 2 committee meetings

Doug Carty — 4 of 5 Board meetings and 5 of 5 committee meetings

Bruce Croxon — 5 of 5 Board meetings and 6 of 6 committee meetings

Rob MacLean — 5 of 5 Board meetings

John Thompson — 5 of 5 Board meetings and 11 of 11 committee meetings
Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit I to this Circular.

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Disclosure Requirement	Corporation’s Disclosure
Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has written position descriptions for the Chairman and the chair of each committee of the Board.
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	A written position description has been adopted for the CEO.
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.	Newly appointed directors are provided with a copy of the Corporation’s Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of the Corporation’s business.
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board is briefed regularly on the Corporation’s business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.
Ethical Business Conduct
Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all the Corporation’s directors, officers and employees.

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Disclosure Requirement	Corporation’s Disclosure
(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-govhighlights.

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. The Corporation maintains a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of the Corporation. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the Human Resources and Corporate Governance Committee.
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board takes all steps required by applicable legal, regulatory and accounting standards.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	The Human Resources and Corporate Governance Committee has responsibility for identifying new candidates for Board nomination.
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Human Resources and Corporate Governance Committee is responsible for nominating candidates for appointment to the Board. As of the date of the Circular, the Human Resources and Corporate Governance Committee was composed entirely of independent directors.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Human Resources and Corporate Governance Committee are described below.

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Disclosure Requirement	Corporation’s Disclosure
Compensation
Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Director compensation is set by the Board on the recommendation of the Human Resources and Corporate Governance Committee. Outside compensation consultants are used where necessary.

The Human Resources and Corporate Governance Committee has overall responsibility for the Corporation’s compensation policies and programs. Further information regarding the process by which executive officer compensation is determined is set forth in the Circular under the heading ‘‘Executive Compensation’’.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Human Resources and Corporate Governance Committee is comprised entirely of independent directors.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources and Corporate Governance Committee is responsible for:
•	developing and reviewing the Corporation’s human resources and compensation policies, plans and programs;

•	monitoring implementation of human resources policies and setting human resources priorities;

•	reviewing the Corporation’s organization structure;

•	recommending position descriptions for the CEO and President;

•	advising the senior management team and the Board of potential human resource or compensation issues that may arise;

•	producing an annual report on executive compensation for inclusion in the Corporation’s annual management proxy circular;

•	reviewing and assessing the management of succession and development plans for senior management;

•	assisting Board oversight of the Corporation’s compliance with employment related legal and regulatory requirements;

•	reviewing the adequacy and form of compensation of senior management and directors;

•	recommending to the Board for approval all aspects of the compensation of the directors; and

•	identifying, evaluating and nominating candidates for appointment to the Board.

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Disclosure Requirement	Corporation’s Disclosure

The Human Resources and Corporate Governance Committee has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain any consulting firm to provide advice regarding the Corporation’s compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate.

The Human Resources and Corporate Governance Committee and its Chairman are appointed by the Board. Currently the committee is comprised of three directors. Committee members meet regularly without any member of management present.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not Applicable
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, board committees and directors are not formally assessed on a regular basis.

Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information.

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Exhibit I

BOARD OF DIRECTORS’ MANDATE

1.	MANDATE

	1.1	In adopting this mandate,

(a)

the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (‘‘CBCA’’) is to manage or supervise the management of Points International’s business and affairs and that this mandate includes responsibility for stewardship of Points International; and

		(b)	the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the CSA Governance Policy.

2.	BOARD MEMBERSHIP

	2.1	Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International’s articles.

	2.2	Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy.

	2.3	Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

	2.4	Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

	2.5	Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

	3.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting.

	3.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

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4.	MEETINGS OF THE BOARD

	4.1	Quorum

A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

	4.2	Secretary

The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

	4.3	Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours notice.

	4.4	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

	4.5	Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

	4.6	Non-Management Sessions

At the conclusion of each meeting of the Board, the non-management directors shall, at the discretion of the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

	5.1	Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.	REMUNERATION OF BOARD MEMBERS

	6.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

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7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

	7.1	Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

		(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

		(c)	the identification of the principal risks of the issuer’s business, and ensuring the implementation of appropriate systems to manage these risks;

		(d)	succession planning;

		(e)	adopting a communication policy for the issuer;

		(f)	the issuer’s internal control and management information systems;

		(g)	developing the issuer’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

		(h)	measures for receiving feedback from stakeholders (e.g., the Board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

		(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

	7.2	Corporate Governance Matters

		(a)	The Board shall review the disclosure with respect to Points International’s corporate governance as required by the National Instrument 58-101.

	7.3	Nomination and Appointment of Directors

		(a)	The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

	7.4	Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

	7.5	Information Flow from Management

The Board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.

	7.6	Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

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7.7	Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

		i.	Audit Committee; and

		ii.	Human Resources and Corporate Governance Committee.

(b)

Subject to Points International’s articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

7.8	Delegation to Management

(a)

Subject to Points International’s articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair, the Chief Executive Officer and the President along with indicators to measure the Chief Executive Officer’s and President’s performance.

7.9	Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.10	Financial Statements

The Board shall review and, if appropriate, approve Points International’s annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.11	Compensation Matters

The Board shall:

	(a)	Executive Compensation Policy — review the executive compensation policy submitted to it by the Human Resources and Corporate Governance Committee;

	(b)	Compensation and Benefits — review and approve, as appropriate:

i.

the overall structure of Points International’s total compensation strategy, including the elements of Points International’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

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ii.	the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee;

iii.	the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

(c)	Organizational Responsibilities — review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments;

	ii.	the report on Executive Compensation that is required to be included in Points International’s management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.12	Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

	8.1	Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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How to Cast Your Vote

PROTECT YOUR INVESTMENT BY VOTING YOUR BLUE PROXY VOTING INSTRUCTIONS

BENEFICIAL SHAREHOLDERS

          If your common shares are held in a brokerage account or otherwise through an intermediary you are a ‘‘beneficial shareholder’’ and a Voting Instruction Form was mailed to you with this package. Only vote your BLUE Voting Instruction Form as follows:

Canadian Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

REGISTERED SHAREHOLDERS

          If your common shares are held in your own name, you are a ‘‘registered shareholder’’ and must submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by the offices of Computershare Trust Company of Canada Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775/416-263-9524, or to Kingsdale Shareholder Services Inc. at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2 or by fax to 416-867-2271 or toll-free 1-866-545-5580 no later than 9:00 a.m. (Toronto Time) on Friday, May 7th, 2010. Alternatively, visit www.investorvote.com and enter your 15 digit control number or call 1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

TIME IS OF THE ESSENCE — VOTE YOUR PROXY BY TELEPHONE OR
VIA THE INTERNET, FAX OR MAIL IN ORDER FOR IT TO BE
RECEIVED BY THE DEADLINE
PROXIES MUST BE RECEIVED NO LATER THAN FRIDAY, MAY 7, 2010 AT
9:00 A.M. (TORONTO TIME)
PLEASE ENSURE THAT YOU SIGN AND DATE THE PROXY

QUESTIONS ON VOTING YOUR PROXY PLEASE CALL:

Telephone Toll Free: 1-888-518-6554
Toll Free Fax: 1-866-545-5580
Outside North America Call Collect: 1-416-867-2272

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

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Outside North America, Banks and Brokers Call Collect: 416-867-2272